Exhibit 99.1

GasLog Ltd. Announces Availability of 2022 Sustainability Report

Hamilton, Bermuda, July 10, 2023 (GLOBE NEWSWIRE) — GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG PRA) today announced the availability of the Company’s 2022 Sustainability Report. The Sustainability Report, which can be accessed on the Company’s website, has been compiled in general compliance with the Sustainability Accounting Standards Board (“SASB”) Marine Transportation standard. In the Report, GasLog summarizes progress delivered around the focus areas of decarbonization, safety and wellbeing, and diversity, equity and inclusion, among other areas.

GasLog 2022 Sustainability Report:

www.gaslogltd.com/investors/sustainability/

Contacts:

Alex Papadimitriou

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 38 LNG carriers (33 on the water, four under construction and one vessel undergoing conversion into a floating storage and regasification unit, or “FSRU”). Of these vessels, 18 are owned by GasLog, six have been sold and leased back by GasLog under long-term bareboat charters and of the remaining 14 LNG carriers, 11 are owned by the Company’s subsidiary, GasLog Partners LP, and three have been sold and leased back by GasLog Partners LP.